LEIFRAS Co., Ltd.

December 10, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Scott Stringer
Adam Phippen

Re:	LEIFRAS Co., Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted September 30, 2024
CIK No. 0002030277

Ladies and Gentlemen:

This letter is in response to the letter dated November 4, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to LEIFRAS Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A registration statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 58

1.	We reviewed the revisions made to prior comment 11. The comment was not adequately addressed and is repeated. Critical accounting estimates are those estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Disclosures related to critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations. Please remove disclosures that are duplicative. Also, please revise your disclosures, where applicable, to:

●	Address why accounting estimates or assumptions bear the risk of change;

●	Discuss the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results;

●	Describe the methods and key assumptions used and how the key assumptions were determined;

●	Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

●	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 62 to 64 of the Registration Statement to revise the disclosures related to critical accounting estimates to supplement the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations.

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

2.	We note your revised disclosure in response to comment 17. Please explain whether the capital reduction required shareholder approval and if so your consideration of revising your disclosure to indicate such.

Response: In response to the Staff’s comments, we have revised our disclosure on page F-34 of the Registration Statement to explain that, on March 30, 2022, the Company’s shareholders approved, by a special resolution, an amendment to its equity structure whereby the Company reduced capital associated with ordinary shares with a corresponding increase in additional paid-in capital. This resolution was lawfully carried out in accordance with Article 447, Paragraph 1 and Article 309, Paragraph 2, Item 9 of the Japanese Companies Act. This corporate action was undertaken to offset accumulated losses against paid-in capital, thereby enabling the Company to declare dividends sooner if future profits are generated. Additionally, the action was designed to achieve tax savings on corporation tax in Japan, in accordance with applicable Japanese tax regulations.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies and Practices

Revenue Recognition, page F-14

3.	Your response to comment 20 and revised disclosure did not fully address our comment. If the setup fees are being recognized at the contract inception (point in time), please explain how you determined recognition over the membership service period is not appropriate. Reference is made to ASC 606-10-55-50 through-55-53.

Response: In response to the Staff’s comments, we have revised our disclosures on pages F-14 and F-51 of the Registration Statement to explain that the setup fees are recognized at a point in time in accordance with ASC 606-10-55-50 through 606-10-55-52. The one-time, non-refundable registration fees are specifically related to facilitating the initial membership setup. These fees cover the administrative service of completing the registration process, including creating member accounts, performing identity verification and health assessments, and customizing onboarding materials. These activities are distinct from the ongoing membership services provided during the membership period. In accordance with ASC 606-10-55-50 through 55-52, these fees do not provide customers with a material right to additional goods or services and are not related to future performance obligations. The performance obligation associated with the registration fees is fully satisfied when the registration process is completed, as this represents the point in time when the Company has delivered the promised one-time service. Accordingly, these fees are recognized as revenue at that point and do not extend over the membership service period.

* * * * * * * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Michio Nagatsu
Name:	Michio Nagatsu
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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